JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

SUPPL

9 August 2006

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Re: **JG Summit Holdings, Inc.**

Gentlemen:

In compliance with the requirement of Rule 12g3-2(b) under the US Securities Exchange Act of 1934, please find attached a copy of the following documents:

1. SEC Form 17-C of JG Summit Holdings, Inc. ("Company") dated July 20, 2006 regarding the news article entitled "Cebu Pacific may forfeit flight entitlement to Japan".
2. General Information Sheet of the Company for the annual stockholders' meeting held on June 28, 2006.
3. SEC Form 17-C of the Company dated August 7, 2006 regarding the number of RLC common shares agreed to be offered by the Company.

Thank you very much.

Very truly yours,

ROSALINDA F. RIVERA
Corporate Secretary

/mhd

COVER SHEET

1 8 4 0 4 4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E

T O W E R , A D B A V E . C O R . P O V E D A S T

O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA Corporate Secretary	633-7631 to 40
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	Second Thursday of June
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Reply to the PSE ODiSy letter dated July 18, 2006 regarding the news article entitled "Cebu Pacific may forfeit flight entitlement to Japan"

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

S T A M P S

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **July 20, 2006**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please see the following attached documents:

Annex "A" – Letter of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange (PSE) dated July 19, 2006 in response to the PSE ODiSy letter in Annex "B" below;

Annex "B" – ODiSy letter of PSE to the Company dated July 18, 2006 requesting for any information that the Company may have regarding the news article in Annex "C" below;

Annex "C" – News article entitled "Cebu Pacific may forfeit flight entitlement to Japan" which appeared in the July 18, 2006 issue of The Manila Times.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

July 20, 2006
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

ANNEX "A"

JG SUMMIT HOLDINGS, INC.

43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

July 19, 2006

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Center
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice-President
Operations Group
Disclosure Department

Gentlemen:

We refer to your letter dated July 18, 2006 requesting us to confirm the veracity of the information contained in the news article entitled "Cebu Pacific may forfeit flight entitlement to Japan" published in the July 18, 2006 issue of The Manila Times which reported in part that:

> "The Philippine Civil Aeronautics Board (CAB) will recall the license of Cebu Pacific Air (CEB) to fly to Japan if the Gokongweiwned (sic) airline company does not avail itself of the permit by September 15, 2006. In an interview, Carmelo Arcilla, CAB executive director, said the license to fly to Japan will lapse on September 15 and may be offered to other airlines. Arcilla said the airline unit of JG Summit Holdings, Inc., (JGSHI) may reapply for the license. In a separate interview, Fre-derick Villarin, CAB hearing division chief, reiterated that Cebu Pacific must use its allocated seats to Japan by next month or the CAB board would recall the allocation. x x x."

We were informed that Cebu Pacific has not received any formal notice from the Philippine Civil Aeronautics Board regarding the forfeiture of its flight entitlement to Japan. However, Cebu Pacific is currently in discussions with both the Civil Aeronautics Board of the Philippines and Japan regarding the operation of the Japan route, including possible adjustments in the said operation.

Very truly yours,

(original signed)
ROSALINDA F. RIVERA
Corporate Secretary

ANNEX "B"

ODiSy

4th Floor, Philippine Stock Exchange Center,
Exchange Road, Ortigas Center, Pasig City .
Trunkline: 688-7600 loc. 7512-7519
Fax. No. 636-0809

To	:	**ATTY. ROSALINDA F. RIVERA** ***Corporate Secretary***
Company	:	**JG SUMMIT HOLDINGS, INC.**
Subject	:	**"Cebu Pacific may forfeit flight entitlement to Japan"**
Date	:	**Tuesday, July 18, 2006**

Dear Atty. Rivera:

This is in reference to the attached news article entitled "Cebu Pacific may forfeit flight entitlement to Japan" published in the July 18, 2006 issue of The Manila Times. The article reported in part that:

> *"The Philippine Civil Aeronautics Board (CAB) will recall the license of Cebu Pacific Air (CEB) to fly to Japan if the Gokongweiwned (sic) airline company does not avail itself of the permit by September 15, 2006. In an interview, Carmelo Arcilla, CAB executive director, said the license to fly to Japan will lapse on September 15 and may be offered to other airlines. Arcilla said the airline unit of JG Summit Holdings Inc. (JGSHI) may reapply for the license. In a separate interview, Fre-derick Villarin, CAB hearing division chief, reiterated that Cebu Pacific must use its allocated seats to Japan by next month or the CAB board would recall the allocation. x x x "*

In view thereof, please provide the Exchange with any information your office may have regarding the matter. We shall appreciate receiving your response via **ODiSy before 9:00 a.m. Tomorrow, Wednesday, July 19, 2006,** so that we may properly apprise the Trading Participants and the investing public of the same.

Very truly yours,

(Original Signed)
CHRISTINA MARIE FORTES
Analyst, Disclosure Department

Noted by:

(Original Signed)
ROB P. NOGUERA
Specialist, Disclosure Department

ANNEX "C"

Cebu Pacific may forfeit flight entitlement to Japan

DARWIN G. AMOJELAR

THE Philippine Civil Aeronautics Board (CAB) will recall the license of Cebu Pacific Air (CEB) to fly to Japan if the Gokongweiwned airline company does not avail itself of the permit by September 15, 2006.

In an interview, Carmelo Arcilla, CAB executive director, said the license to fly to Japan will lapse on September 15 and may be offered to other airlines.

Arcilla said the airline unit of JG Summit Holdings Inc. (JGSHI) may reapply for the license.

In a separate interview, Fre-derick Villarin, CAB hearing division chief, reiterated that Cebu Pacific must use its allocated seats to Japan by next month or the CAB board would recall the allocation.

In 2004 the air-service agreement between the Philippines and Japan granted Cebu Pacific seven flight entitlements to Japan, the country's second-largest source of foreign arrivals, next only to the United States. An estimated of 300,000 Japanese visitors come to the country yearly and 170,000 overseas Filipino workers fly annually between the two countries.

In 1991 Congress awarded Cebu Pacific a franchise to operate, maintain and carry passengers and goods via air, with Cebu City as its base.

Lance Y. Gokongwei, JGSHI president and chief operating officer, said earlier his company expects to fly daily to Singapore by August.

The company would offer 9,000 seats a month and 100,000 seats a year for Singapore flights. "So, we hope to fly in Japan soon on a 75-percent to 80-percent [load factor] on an annual basis," he said.

For Hong Kong flights, Gokongwei said Cebu Pacific would increase its flight frequency to 21 times a week from 17. The company also flies to Seoul, South Korea.

Gokongwei reported that by February next year, the company will have 14 brand-new A319 and A320 Airbus for its international flights.

In the first three months of the year, CEB posted a net loss of P92.9 million from P54.1 million in the same period in 2005.

Its revenues during the period amounted to P1.96 billion, a 6-percent increase from P1.85 billion for the same period.

GENERAL INFORMATION SHEET (GIS)

FOR THE YEAR 2006

STOCK CORPORATION

Received by

GENERAL INSTRUCTIONS:

1. FOR USER CORPORATION: THIS GIS SHOULD BE SUBMITTED WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE ANNUAL STOCKHOLDERS' MEETING. **DO NOT LEAVE ANY ITEM BLANK.** WRITE "N.A." IF THE INFORMATION REQUIRED IS NOT APPLICABLE TO THE CORPORATION OR "NONE" IF THE INFORMATION IS NON-EXISTENT.
2. IF NO MEETING IS HELD, THE CORPORATION SHALL SUBMIT THE GIS TOGETHER WITH AN AFFIDAVIT OF NON-HOLDING OF MEETING WITHIN THIRTY (30) CALENDAR DAYS FROM THE DATE OF THE SCHEDULED ANNUAL MEETING (AS PROVIDED IN THE BY-LAWS). HOWEVER, SHOULD AN ANNUAL STOCKHOLDERS' MEETING BE HELD THEREAFTER, A NEW GIS SHALL BE SUBMITTED/FILED.
3. THIS GIS SHALL BE ACCOMPLISHED IN ENGLISH AND CERTIFIED AND SWORN TO BY THE CORPORATE SECRETARY OF THE CORPORATION.
4. THE SEC SHOULD BE TIMELY APPRISED OF RELEVANT CHANGES IN THE SUBMITTED INFORMATION AS THEY ARISE. FOR CHANGES RESULTING FROM ACTIONS THAT AROSE BETWEEN THE ANNUAL MEETINGS, THE CORPORATION SHALL SUBMIT ONLY THE AFFECTED PAGE OF THE GIS THAT RELATES TO THE NEW INFORMATION TOGETHER WITH A COVER LETTER SIGNED BY THE CORPORATE SECRETARY OF THE CORPORATION. THE PAGE OF THE GIS AND COVER LETTER SHALL BE SUBMITTED WITHIN SEVEN (7) DAYS AFTER SUCH CHANGE OCCURRED OR BECAME EFFECTIVE.
5. SUBMIT TWO (2) COPIES OF THE GIS TO THE CENTRAL RECEIVING SECTION, GROUND FLOOR, SEC BLDG., EDSA, MANDALUYONG CITY. ALL COPIES SHALL UNIFORMLY BE ON A4 OR LETTER-SIZED PAPER WITH A STANDARD COVER PAGE. THE PAGES OF ALL COPIES SHALL USE ONLY ONE SIDE. CORPORATIONS SUBMITTING A COPY OF THEIR GIS ONLINE OR VIA INTERNET SHALL SUBMIT ONE (1) HARD COPY OF THE GIS, TOGETHER WITH A CERTIFICATION UNDER OATH BY ITS CORPORATE SECRETARY THAT THE COPY SUBMITTED ONLINE CONTAINS THE EXACT DATA IN THE HARD COPY.
6. **ONLY THE GIS ACCOMPLISHED IN ACCORDANCE WITH THESE INSTRUCTIONS SHALL BE CONSIDERED AS HAVING BEEN FILED.**
7. THIS GIS MAY BE USED AS EVIDENCE AGAINST THE CORPORATION AND ITS RESPONSIBLE DIRECTORS/OFFICERS FOR ANY VIOLATION OF EXISTING LAWS, RULES AND REGULATIONS

=============================== PLEASE PRINT LEGIBLY ===============================

CORPORATE NAME: JG SUMMIT HOLDINGS, INC.		DATE REGISTERED: 11/23/1990
BUSINESS/TRADE NAME: JG SUMMIT HOLDINGS, INC.		
SEC REGISTRATION NUMBER: 184044		FISCAL YEAR END: December 31
DATE OF ANNUAL MEETING PER BY-LAWS: Second Thursday of June		CORPORATE TAX IDENTIFICATION NUMBER (TIN): 000-775-860
ACTUAL DATE OF ANNUAL MEETING: June 28, 2006		WEBSITE/URL ADDRESS: www.jgsummit.com.ph
COMPLETE PRINCIPAL OFFICE ADDRESS: 43/F Robinsons-Equitable Tower, ADB Ave. cor. Poveda St., Ortigas Center, Pasig City		E-MAIL ADDRESS:
COMPLETE BUSINESS ADDRESS: 43/F Robinsons-Equitable Tower, ADB Ave. cor. Poveda St., Ortigas Center, Pasig City		FAX NUMBER: 633-9387 ; 633-9207
NAME OF EXTERNAL AUDITOR & ITS SIGNING PARTNER: SyCip Gorres Velayo & Co., Arnel F. de Jesus	SEC ACCREDITATION NUMBER (if applicable): 0012-F	TELEPHONE NUMBER(S): 633-7631
PRIMARY PURPOSE/ACTIVITY/INDUSTRY PRESENTLY ENGAGED IN: Investments	INDUSTRY CLASSIFICATION: Holding Company	GEOGRAPHICAL CODE:

=============================== INTERCOMPANY AFFILIATIONS ===============================

PARENT COMPANY	SEC REGISTRATION NO.	ADDRESS
N.A.		
SUBSIDIARY/AFFILIATE	**SEC REGISTRATION NO.**	**ADDRESS**
(see Annex "A")		

NOTE: USE ADDITIONAL SHEET IF NECESSARY

GENERAL INFORMATION SHEET

STOCK CORPORATION

=================================== PLEASE PRINT LEGIBLY =================================

CORPORATE NAME: JG SUMMIT HOLDINGS, INC.

CAPITAL STRUCTURE

AUTHORIZED CAPITAL STOCK

	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (PhP) (No. of shares X Par/Stated Value)
	Common	12,850,800,000	1.00	12,850,800,000.00
	Preferred	2,000,000,000	1.00	2,000,000,000.00
	TOTAL	14,850,800,000	TOTAL P	14,850,800,000.00

SUBSCRIBED CAPITAL (as of May 29, 2006)

FILIPINO	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	NUMBER OF SHARES IN THE HANDS OF THE PUBLIC **	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
	1,670	Common[A]	6,592,920,740	1,854,569,018	1.00	6,592,920,740.00	95.55
	23	Preferred	426,900,000	426,900,000	1.00	426,900,000.00	100.00
		TOTAL	7,019,820,740	TOTAL	TOTAL P	7,019,820,740.00	

FOREIGN (INDICATE BY NATIONALITY)	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	NUMBER OF SHARES IN THE HANDS OF THE PUBLIC **	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
Other than Filipino	33	Common	302,352,917	302,352,917	1.00	302,352,917.00	4.45
Percentage of Foreign Equity : 4.45%		TOTAL	302,352,917	TOTAL	TOTAL P	302,352,917.00	
					TOTAL SUBSCRIBED P	7,322,173,657.00	

PAID-UP CAPITAL

FILIPINO	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
	1,670	Common[A]	6,592,920,740	1.00	6,592,920,740.00	95.55
	23	Preferred	426,900,000	1.00	426,900,000.00	100.00
		TOTAL	7,019,820,740	TOTAL P	7,019,820,740.00	

FOREIGN (INDICATE BY NATIONALITY)	NO. OF STOCK-HOLDERS	TYPE OF SHARES *	NUMBER OF SHARES	PAR/STATED VALUE	AMOUNT (PhP)	% OF OWNERSHIP
Other than Filipino	33	Common	302,352,917	1.00	302,352,917.00	4.45
		TOTAL	302,352,917	TOTAL P	302,352,917.00	
				TOTAL PAID-UP P	7,322,173,657.00	

NOTE: USE ADDITIONAL SHEET IF NECESSARY

[A] Number of shares include 98,082,000 treasury shares

* Common, Preferred or other classification

** Other than Directors, Officers, Shareholders owning 10% of outstanding shares, and affiliates of the Corporation

GENERAL INFORMATION SHEET

STOCK CORPORATION

============================== PLEASE PRINT LEGIBLY ==============================

CORPORATE NAME: JG SUMMIT HOLDINGS, INC.

DIRECTORS / OFFICERS

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	INC'R	BOARD	STOCK HOLDER	OFFICER	EXEC. COMM.	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
1. John L. Gokongwei, Jr. Metro Manila	Y	M	Y	Chairman Emeritus	C,A,N / M	124-294-226 Filipino
2. James L. Go Metro Manila	Y	C	Y	Chairman & CEO	C,A,N / M	124-294-200 Filipino
3. Lance Y. Gokongwei Metro Manila	Y	M	Y	President & COO	C,A,N / M	116-312-586 Filipino
4. Lily Ngochua Cebu City	N	M	Y	N/A	N/A	112-272-273 Filipino
5. Patrick Henry C. Go Metro Manila	N	M	Y	N/A	N/A	139-143-209 Filipino
6. Ignacio O. Gotao Metro Manila	N	M	Y	Senior VP	N/A	124-294-234 Filipino
7. Johnson Robert G. Go, Jr. Metro Manila	N	M	Y	N/A	C,A,N / M	112-197-201 Filipino
8. Gabriel C. Singson Metro Manila	N	M	Y	N/A	N/A	113-289-393 Filipino
9. Ricardo J. Romulo Metro Manila	N	M	Y	N/A	N/A	130-998-357 Filipino
10. Cornelio T. Peralta* Metro Manila	N	M	Y	N/A	A / C; C / M	115-365-627 Filipino
11. Jose T. Pardo* Metro Manila	N	M	Y	N/A	N / M ; A / M	116-203-611 Filipino
12. Eugenie ML. Villena Metro Manila	N		N	Senior VP & CFO-Treasurer	N/A	135-241-720 Filipino
13. Constante T. Santos Metro Manila	N		N	Senior VP-Corp. Controller	N/A	116-312-918 Filipino
14. Rosalinda F. Rivera Metro Manila	N		N	Corporate Secretary	N/A	185-543-392 Filipino

* Independent Directors of the Corporation

INSTRUCTIONS:

FOR BOARD COLUMN, PUT "C" FOR CHAIRMAN, "M" FOR MEMBER, "I FOR INDEPENDENT DIRECTOR.
FOR INC'R COLUMN, PUT "Y" IF AN INCORPORATOR, "N" IF NOT.
FOR STOCKHOLDER COLUMN, PUT "Y" IF A STOCKHOLDER, "N" IF NC T.
FOR OFFICER COLUMN, INDICATE PARTICULAR POSITION IF AN OFFI ER, FROM VP UP INCLUDING THE POSITION OF THE TREASURER, SECRETARY, COMPLIANCE OFFICER AND/OR ASSOCIATED PERS N.
FOR EXECUTIVE COMMITTEE, INDICATE "C" IF MEMBER OF THE COMI ENSATION COMMITTEE; "A" FOR AUDIT COMMITTEE; "N" FOR NOMINATION AND ELECTION COMMITTEE. ADDITIONALLY WRITE "C" AFTER SL ASH IF CHAIRMAN AND "M" IF MEMBER.

GENERAL INFORMATION SHEET

STOCK CORPORATION

================================ PLEASE PRINT LEGIBLY ================================

CORPORATE NAME: **JG SUMMIT HOLDINGS, INC.**

TOTAL NUMBER OF STOCKHOLDERS: (as of 6.30.06)	1,687 - Common 23 - Preferred	NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH : **1,676 - Common; 23 - Preferred**

TOTAL ASSETS BASED ON LATEST AUDITED FINANCIAL STATEMENTS: **201,228,708,711 (as of December 31, 2005)**

STOCKHOLDER'S INFORMATION (as ofJune 30, 2006)

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	SHARES SUBSCRIBED				AMOUNT PAID (PhP)	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNE R-SHIP		
1. John Gokongwei, Jr. Filipino 43/F Robinsons Equitable Tower ADB Ave. cor. Poveda Rd. Pasig City	Common	1,734,450,649	1,734,450,649.00	25.52	1,734,450,649.00	124-294-226
	TOTAL	**1,734,450,649**	**1,734,450,649.00**			
2. Gokongwei Brothers Foundation Filipino 43/F Robinsons Equitable Tower ADB Ave. cor. Poveda Rd. Pasig City	Common	1,129,135,267	1,129,135,267.00	16.61	1,129,135,267.00	001-901-982-000
	TOTAL	**1,129,135,267**	**1,129,135,267.00**			
3. Equitable PCI Bank No.203-78848-4 Filipino Equitable PCI Bank Tower 1 Makati Ave., Makati City	Common	1,033,319,225	1,033,319,225.00	15.20	1,033,319,225.00	000-053-086-000
	TOTAL	**1,033,319,225**	**1,033,319,225.00**			
4. PCD Nominee Corporation Filipino *(see also footnote on Hongkong and Shanghai Banking Corporation* GF MKSE Building 6767 Ayala Avenue, Makati City	Common	807,148,901	807,148,901.00	14.99	807,148,901.00	
	TOTAL	**807,148,901**	**807,148,901.00**			
5. PCD Nominee Corporation Non-Filipino GF MKSE Building 6767 Ayala Avenue, Makati City	Common	301,367,487	301,367,487.00	4.19	301,367,487.00	002-832-258-000
	TOTAL	**301,367,487**	**301,367,487.00**			
6. Express Holdings, Inc. Filipino 43/F Robinsons Equitable Tower ADB Ave. cor. Poveda Rd. Pasig City	Common	284,676,715	284,676,715.00	3.46	284,676,715.00	
	TOTAL	**284,676,715**	**284,676,715.00**			
7. Lance Y. Gokongwei &/or Elizabeth Gokongwei Filipino 43/F Robinsons Equitable Tower ADB Ave. cor. Poveda Rd. Pasig City	Common	234,845,280	234,845,280.00	3.19	234,845,280.00	124-294-200
	TOTAL	**234,845,280**	**234,845,280.00**			
TOTAL AMOUNT OF SUBSCRIBED CAPITAL						
TOTAL AMOUNT OF PAID-UP CAPITAL						

Note: Out of the PCD Nominee Corporation account, Hongkong and Shanghai Banking Corporation holds 615,942,472 shares representing 9.06% of the Corporation's outstanding capital stock as of May 31, 2006.

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET

STOCK CORPORATION

=============================== PLEASE PRINT LEGIBLY ===============================

CORPORATE NAME: JG SUMMIT HOLDINGS, INC.	
TOTAL NUMBER OF STOCKHOLDERS: (as of 6.30.06) 1,687 - Common 23 - Preferred	NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH : 1,676 - Common; 23 - Preferred
TOTAL ASSETS BASED ON LATEST AUDITED FINANCIAL STATEMENTS: 201,228,708,711 (as of December 31, 2005)	

STOCKHOLDER'S INFORMATION

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	SHARES SUBSCRIBED				AMOUNT PAID (PhP)	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNER-SHIP		
8. James L. Go Filipino 43/F Robinsons Equitable Tower ADB Ave. cor. Poveda Rd. Pasig City	Common	216,679,656	216,679,656.00	2.07	216,679,656.00	
	TOTAL	**216,679,656**	**216,679,656.00**			
9. John Gokongwe &/or Lance Gokongwei Filipino c/o JG Summit Holdings, Inc. Galleria Quezon City	Common	141,030,450	141,030,450.00	1.70	141,030,450.00	
	TOTAL	**141,030,450**	**141,030,450.00**			
10. Gosotto & Co., Inc. Filipino c/o Gosotto Corn Mills Mabolo, Cebu City 6000	Common	115,644,494	115,644,494.00	1.33	115,644,494.00	
	TOTAL	**115,644,494**	**115,644,494.00**			
11. Lily Ngo Chua Filipino c/o Socorro ML Banting 42/F Robinsons Equitable Tower, ADB Ave. cor Poveda Rd. Pasig City	Common	74,342,275	74,342,275.00	1.09	74,342,275.00	112-272-273
	TOTAL	**74,342,275**	**74,342,275.00**			
12. Robina Gokongwei Pe &/or Elizabeth Gokongwei Filipino 43/F Robinsons Equitable Tower ADB Ave. cor. Poveda Rd. Pasig City	Common	72,345,278	72,345,278.00	1.06	72,345,278.00	
	TOTAL	**72,345,278**	**72,345,278.00**			
13. Universal Robina Corporation Filipino c/o Lance Gokongwei, 110 E. Rodriguez Avenue, Libis Quezon City	Common	57,663,430	57,663,430.00	0.85	57,663,430.00	000-400-016-000
	TOTAL	**57,663,430**	**57,663,430.00**			
14. Liza Yu Gokongwei &/or Elizabeth Gokongwei Filipino 43/F Robinsons Equitable Tower ADB Ave. cor. Poveda Rd. Pasig City	Common	54,200,000	54,200,000.00	0.80	54,200,000.00	
	TOTAL	**54,200,000**	**54,200,000.00**			
TOTAL AMOUNT OF SUBSCRIBED CAPITAL						
TOTAL AMOUNT OF PAID-UP CAPITAL						

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

GENERAL INFORMATION SHEET

STOCK CORPORATION

=============================== PLEASE PRINT LEGIBLY ===============================

CORPORATE NAME: **JG SUMMIT HOLDINGS, INC.**

TOTAL NUMBER OF STOCKHOLDERS: **1,687 - Common** (as of 6.30.06) **23 - Preferred**	NO. OF STOCKHOLDERS WITH 100 OR MORE SHARES EACH : **1,676 - Common; 23 - Preferred**

TOTAL ASSETS BASED ON LATEST AUDITED FINANCIAL STATEMENTS: **201,228,708,711 (as of December 31, 2005)**

STOCKHOLDER'S INFORMATION

NAME, NATIONALITY AND CURRENT RESIDENTIAL ADDRESS	SHARES SUBSCRIBED				AMOUNT PAID (PhP)	TAX IDENTIFICATION NO. (TIN) FOR FILIPINOS or PASSPORT NO. FOR FOREIGNERS
	TYPE	NUMBER	AMOUNT (PhP)	% OF OWNERSHIP		
15. Nicris Development Corporation	Common	38,073,252	38,073,252.00	0.56	38,073,252.00	
Filipino						
c/o Gosotto Corn Mills Mabolo, Cebu City 6000						
	TOTAL	**38,073,252**	**38,073,252.00**			
16. Catalino S. Ngochua	Common	36,907,869	36,907,869.00	0.54	36,907,869.00	
Filipino						
2nd East St., Beverly Hills Cebu City 6000						
	TOTAL	**36,907,869**	**36,907,869.00**			
17. Faith Gokongwei Ong &/or Elizabeth Gokongwei	Common	36,100,000	36,100,000.00	0.53	36,100,000.00	
Filipino						
43/F Robinsons Equitable Tower ADB Ave. cor. Poveda Rd. Pasig City						
	TOTAL	**36,100,000**	**36,100,000.00**			
18. Marcia Gokongwei Sy &/or Elizabeth Gokongwei	Common	36,100,000	36,100,000.00	0.53	36,100,000.00	
Filipino						
43/F Robinsons Equitable Tower ADB Ave. cor. Poveda Rd. Pasig City						
	TOTAL	**36,100,000**	**36,100,000.00**			
19. Hope Gokongwei Tang &/or Elizabeth Gokongwei	Common	36,100,000	36,100,000.00	0.53	36,100,000.00	
Filipino						
43/F Robinsons Equitable Tower ADB Ave. cor. Poveda Rd. Pasig City						
	TOTAL	**36,100,000**	**36,100,000.00**			
20. Ignacio O. Gotao	Common	29,882,114	29,882,114.00	0.46	29,882,114.00	
Filipino						
42/F Robinsons Equitable Tower, ADB Ave. cor. Poveda Rd. Pasig City						
	TOTAL	**29,882,114**	**29,882,114.00**			
21. Others[A]	Common	425,261,315	425,261,315.00	4.78	425,261,315.00	
	TOTAL	**425,261,315**	**425,261,315.00**			
TOTAL AMOUNT OF SUBSCRIBED CAPITAL			6,895,273,657.00			
TOTAL AMOUNT OF PAID-UP CAPITAL					6,895,273,657.00	

[A] Number of shares include 98,082,000 treasury shares

INSTRUCTION: SPECIFY THE TOP 20 STOCKHOLDERS AND INDICATE THE REST AS OTHERS

Note: For PDTC Nominee included in the list, please indicate further the beneficial owners owning more than 5% of any class of the company's voting securities. Attach separate sheet, if necessary.

GENERAL INFORMATION SHEET

STOCK CORPORATION

PLEASE PRINT LEGIBLY

CORPORATE NAME: JG SUMMIT HOLDINGS, INC.

1. INVESTMENT OF CORPORATE FUNDS IN ANOTHER CORPORATION	AMOUNT (PhP)	DATE OF BOARD RESOLUTION
1.1 STOCKS -Marketable Equity Securities	None	
Permanent Investments	26,616,434,457	
1.2 BONDS/COMMERCIAL PAPER (Issued by Private Corporations)	None	
1.3 LOANS/ CREDITS/ ADVANCES	None	
1.4 GOVERNMENT TREASURY BILLS	None	
1.5 OTHERS - Money Market Placements	112,700,000	

2. INVESTMENT OF CORPORATE FUNDS IN ACTIVITIES UNDER ITS SECONDARY PURPOSES (PLEASE SPECIFY:)	DATE OF BOARD RESOLUTION	DATE OF STOCKHOLDERS RATIFICATION
N/A		

3. TREASURY SHARES - as of December 31, 2005	NO. OF SHARES	% AS TO THE TOTAL NO. OF SHARES ISSUED
	98,082,000	1.42

4. UNRESTRICTED/UNAPPROPRIATED RETAINED EARNINGS AS OF END OF LAST FISCAL YEAR:

After the cost of treasury shares (as of December 31, 2005) P9,710,281,113

5. DIVIDENDS DECLARED DURING THE IMMEDIATELY PRECEDING YEAR: (as of December 31, 2005)

TYPE OF DIVIDEND	AMOUNT (PhP)	DATE DECLARED
5.1 CASH - common shares (P0.03/share)	203,915,750	August 18, 2005
preferred shares	252,155,188	October 29, 2005 and
		November 5, 2005
5.2 STOCK	None	
5.3 PROPERTY	None	
TOTAL	456,070,938	

6. ADDITIONAL SHARES ISSUED DURING THE PERIOD:

DATE	NO. OF SHARES	AMOUNT
	N/A	

SECONDARY LICENSE/REGISTRATION WITH SEC AND OTHER GOV'T AGENCY:

NAME OF AGENCY:	SEC	B S P	I C
TYPE OF LICENSE/REGN.	N/A		
DATE ISSUED:			
DATE STARTED OPERATIONS:			

TOTAL ANNUAL COMPENSATION OF DIRECTORS DURING THE PRECEDING FISCAL YEAR (in PhP)	TOTAL NO. OF OFFICERS/MANAGERS	TOTAL NO. OF RANK & FILE EMPLOYEES	TOTAL MANPOWER COMPLEMENT
2,520,000	13	7	20

NOTE: USE ADDITIONAL SHEET IF NECESSARY

I, ROSALINDA F. RIVERA, Corporate Secretary OF THE ABOVE-MENTIONED
(NAME) (POSITION)

CORPORATION DECLARE UNDER THE PENALTY OF PERJURY, THAT ALL MATTERS SET FORTH IN THIS GENERAL INFORMATION SHEET WHICH CONSISTS OF (9) PAGES HAVE BEEN MADE IN GOOD FAITH, DULY VERIFIED BY ME AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, ARE TRUE AND CORRECT.

I UNDERSTAND THAT THE FAILURE OF THE CORPORATION TO FILE THIS GIS FOR FIVE (5) CONSECUTIVE YEARS SHALL BE CONSTRUED AS NON-OPERATION OF THE CORPORATION AND A GROUND FOR THE REVOCATION OF THE CORPORATIONS CERTIFICATE OF INCORPORATION. IN THIS EVENTUALITY, THE CORPORATION HEREBY WAIVES ITS RIGHT TO A HEARING FOR THE SAID REVOCATION.

DONE THIS 19TH DAY OF JULY, 2006 IN ~~PASIG CITY~~ CITY OF MAKATI

(SIGNATURE)

SUBSCRIBED AND SWORN TO BEFORE ME IN CITY OF MAKATI CITY/PROVINCE, PHILIPPINES ON JUL 19 2006, AFFIANT PERSONALLY APPEARED BEFORE ME AND EXHIBITED TO ME, HIS/HER COMMUNITY TAX CERTIFICATE NO. 12577456 ISSUED AT QUEZON CITY ON JANUARY 9, 2006.

ELAINE G. MIRANDA-ARANETA
Notary Public of Makati City
Commission No. M-244 until Dec. 31, 2006
Roll of Atty. No. 36183
PTR No. 7168680/1-6-06/Q.C.
IBP No. LRN-03988/Makati City
No. 4 Constellation Street
Makati City, Philippines

DOC. NO: 88 :
PAGE NO. 19 :
BOOK NO. XXVII :
SERIES OF 2006 :

NOTARY PUBLIC FOR ________ CITY/PROVINCE
Notarial Commission No. ________
Commission expires on December 31, ________
Roll of Attorney Number ________
PTR No. ________
IBP No. ________
Office Address: ________

JG SUMMIT HOLDINGS, INC. LIST OF SUBSIDIARIES / AFFILIATES

Annex "A"

	SEC Reg. No.	Company Name	Company Address
1.	163750	Adia Development and Management Corporation	Metro Manila
2.		Bayantrade Dotcom Phils, Inc.	Metro Manila
3.		Cebu Air, Inc.	Metro Manila
4.		Cebu Light Industrial Park, Inc.	Cebu
5.	15717	CFC Corporation	Metro Manila
6.	95897	CFC Clubhouse, Inc.	Metro Manila
7.		CFC Clubhouse Property, Inc.	Metro Manila
8.	145111	Digital Telecommunications Phils, Inc.	Metro Manila
9.		Digitel Information Technology Services, Inc.	Metro Manila
10.	006581	Express Holdings, Inc.	Metro Manila
11.		First Private Power Corporation	Metro Manila
12.		Hello Snack Food Corp.	Metro Manila
13.		Hongkong China Foods Co. Ltd.	Hong Kong
14.	116284	Hunt-Universal Robina Corporation	Metro Manila
15.		Jobstreet.com Phils., Inc.	Metro Manila
16.	AS094-003578	JG Cement Corporation	Metro Manila
17.	A200000791	JG Summit Capital Markets Corporation	Metro Manila
18.	141328	JG Summit Capital Services Corporation	Metro Manila
19.	N.A.	JG Summit (Cayman), Ltd.	Cayman Islands
20.	AS094-001800	JG Summit Petrochemical Corporation	Metro Manila
21.	N.A.	JG Summit Philippines, Ltd.	Cayman Islands
22.		Joyco-Universal Robina Corporation	Metro Manila
23.	8503	Litton Mills, Inc.	Metro Manila
24.	50428	Manila Midtown Hotels & Land Corporation	Metro Manila
25.		Multinational Finance Group, Ltd.	Cayman Islands
26.	AS094-00009006	Nissin-Universal Robina Corporation	Metro Manila
27.		Oriental Petroleum and Minerals Corporation	Metro Manila
28.		Panyu Peggy Foods Co. Ltd.	China
29.	AS091-196526	Premiere Printing Company, Inc.	Metro Manila
30.		Presto Trading Co. Ltd.	Thailand
31.		PT URC Indonesia	Indonesia
32.		Ricellent Sdn. Bhd.	Malaysia
33.	AS094-008939	Robinsons Homes, Inc.	Metro Manila
34.	156497	Robinsons Inn, Inc.	Metro Manila
35.		Robinson's Land (Cayman), Ltd.	Cayman Islands
36.	93269-A	Robinsons Land Corporation	Metro Manila
37.		Robinsons Realty and Management Corporation	Metro Manila
38.		Robinsons Savings Bank Corporation	Metro Manila
39.	158114	Savannah Industrial Corporation	Metro Manila
40.	35198	Southern Negros Development Corporation	Negros Occidental
41.		Shanghai Peggy Foods Co. Ltd.	China
42.		Sterling Holdings and Securities Corporation	Metro Manila
43.	A200006390	Summit Forex Brokers Corporation	Metro Manila
44.		Telegraph Developments, Ltd.	Cayman Islands
45.	167988	Terai Industrial Corporation	Metro Manila
46.		Tianjin Pacific Foods Manufacturing Co. Ltd.	China
47.	AS094-00009835	Trion Homes Development Corporation	Metro Manila
48.	94482	Unicon Insurance Brokers Corporation	Metro Manila
49.		United Industrial Corporation Limited	Singapore
50.	011556	Universal Consolidated Corporation	Metro Manila
51.	N.A.	Universal Robina (Cayman), Ltd.	Cayman Islands
52.	9170	Universal Robina Corporation	Metro Manila
53.	146242	Universal Robina Sugar Milling Corporation	Metro Manila
54.		URC Asean Brands Co., Ltd.	British Virgin Islands
55.		URC Hongkong Co. Ltd.	Hong Kong
56.		URC International Co. Ltd.	British Virgin Islands
57.		URC Foods (Singapore) Pte. Ltd.	Singapore
58.		URC Snack Foods (Malaysia) Sdn. Bhd.	Malaysia
59.		URC (Thailand) Co. Ltd.	Thailand
60.	161356	Westpoint Industrial Mills Corporation	Metro Manila
61.		Xiamen-Tongan Pacific Foods Co. Ltd.	China
62.		CP Air Holdings, Inc.	Metro Manila
63.		Digitel Mobile Philippines, Inc.	Metro Manila
64.		Digitel Capital Philippines, Ltd.	Cayman Islands
65.		JG Summit Limited	British Virgin Islands
66.		URC Philippines, Ltd.	British Virgin Islands
67.		JGSH Philippines, Limited	British Virgin Islands

COVER SHEET

1	8	4	0	4	4

S.E.C. Registration Number

J G S U M M I T H O L D I N G S , I N C .

(Company's Full Name)

4 3 / F R O B I N S O N S - E Q U I T A B L E
T O W E R , A D B A V E . C O R . P O V E D A S T
O R T I G A S C E N T E R , P A S I G C I T Y

(Business Address: No. Street City/Town /Province)

ATTY. ROSALINDA F. RIVERA **Corporate Secretary**	**633-7631 to 40**
Contact Person	Company Telephone Number

1 2	3 1	1 7 - C	**Second Thursday of June**
Month	Day	FORM TYPE	Month Day
Fiscal Year			

Number of RLC common shares agreed to be offered by JG Summit Holdings, Inc.

N/A

Secondary License Type, If Applicable

	N/A
Dept. Requiring this Doc.	Amended Articles Number/Section

Total Amount of Borrowings

	N/A	N/A
Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

File Number	LCU
Document I.D.	Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **August 7, 2006**
Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
(Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
(Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1605**
(Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
Issuer's telephone number, including area code

9. **NA**
(Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

SEC form 17-C

JG SUMMIT HOLDINGS, INC.

11. **Item 9 – Other Events**

Please find attached the letter of JG Summit Holdings, Inc. (the "Corporation") to the Philippine Stock Exchange (PSE) dated August 4, 2006, informing the PSE that the Corporation has agreed to offer up to 9,708,025 common shares of Robinsons Land Corporation (RLC) in connection with the primary and secondary offering of up to 932,806,600 common shares of RLC.

- o –

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

August 7, 2006
(Date)

Atty. Rosalinda F. Rivera
Corporate Secretary
(Signature and Title)

/kca/

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

August 4, 2006

PHILIPPINE STOCK EXCHANGE, INC.
Philippine Stock Exchange Centre
Exchange Road, Ortigas Center
Pasig City, Metro Manila

Attention: Ms. Jurisita M. Quintos
Senior Vice-President
Operations Group
Disclosure Department

Gentlemen:

In connection with the proposed primary and secondary offering of up to 932,806,600 common shares of Robinsons Land Corporation (RLC), please be advised that JG Summit Holdings, Inc., as one of the selling shareholders in the said offering, has agreed to offer up to 9,708,025 common shares of RLC.

Thank you.

Very truly yours,

(Original Signed)
ROSALINDA F. RIVERA
Corporate Secretary

/kca